Schedule 13D                                                         Page 1 of 9





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934


                           Mpower Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   62473L 30 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Daniel P. Caruso
                            ICG Communications, Inc.
                              MCCC ICG Holdings LLC
                            161 Inverness Drive West
                               Englewood, CO 80112
                                 (303) 414-5000

                                    COPY TO:

                             David J. Kendall, Esq.
                          Kendall, Koenig & Oelsher PC
                            1675 Broadway, Suite 750
                                Denver, CO 80202
                                 (303) 672-0100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 9


CUSIP No.   62473L 30 9
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             ICG Communications, Inc.
--------------------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  [  ]

             (b)  [  ]
--------------------------------------------------------------------------------
     3.      SEC Use Only
--------------------------------------------------------------------------------
     4.      Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.      Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
Number of       7.    Sole Voting Power       0
Shares          ----------------------------------------------------------------
Beneficially    8.    Shared Voting Power 12,740,030*
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power 0
Reporting       ----------------------------------------------------------------
Person With    10.    Shared Dispositive Power 12,740,030*
--------------------------------------------------------------------------------
     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             12,740,030*
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11) 13.66%*
--------------------------------------------------------------------------------
     14.     Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 9


CUSIP No.   62473L 30 9
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             MCCC ICG Holdings LLC
--------------------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)  [  ]

             (b)  [  ]
--------------------------------------------------------------------------------
     3.      SEC Use Only
--------------------------------------------------------------------------------
     4.      Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
     6.      Citizenship or Place of Organization  Delaware
--------------------------------------------------------------------------------
Number of       7.    Sole Voting Power       1,988,894
Shares          ----------------------------------------------------------------
Beneficially    8.    Shared Voting Power  12,740,030*
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power 1,988,894
Reporting       ----------------------------------------------------------------
Person With    10.    Shared Dispositive Power 12,740,030*
--------------------------------------------------------------------------------
     11.     Aggregate Amount Beneficially Owned by Each Reporting Person
             14,728,924*
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11) 15.79%*
--------------------------------------------------------------------------------
     14.     Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

----------

* See Item 5 below.

Item 1.  Security and Issuer

         The class of equity security to which this Statement relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Mpower Holding Corporation, a Delaware corporation ("Issuer"). The name and address of the principal executive offices of Issuer are 175 Sully's Trail, Pittsford, New York 14534.

Item 2.  Identity and Background

         (a), (b), (c) and (f)

Schedule 13D                                                         Page 4 of 9


         This Statement is being filed jointly pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by each of MCCC ICG Holdings LLC, a Delaware limited liability company ("MCCC"), and ICG Communications, Inc., a Delaware corporation and wholly owned subsidiary of MCCC ("ICG"). Collectively, the filing persons are referred to herein as the "Reporting Persons."

         The address of the principal executive offices and place of business of each of ICG and MCCC is 161 Inverness Drive West, Englewood, CO 80112. MCCC is the parent company of ICG, a business communications company that specializes in converged voice and data services. The principal business of MCCC is to transact any or all lawful business for which limited liability companies and corporations, respectively, may be organized under the laws of Delaware, including, but not limited to, holding the capital stock ICG.

         The name, business address, present principal occupation or employment and citizenship of each officer and director of ICG is set forth in Schedule I hereto and is incorporated herein by reference.

         The name, business address, present principal occupation or employment and citizenship of each officer of MCCC and each member of MCCC's board of managers is set forth in Schedule I hereto and is incorporated herein by reference.

         MCCC has the following twelve members: (1) Columbia Capital Equity Partners III (QP), L.P.; (2) Columbia Capital Equity Partners III (Cayman), L.P.; (3) Columbia Capital Equity Partners III (AI), L.P.; (4) Columbia Capital Investors III, L.L.C.; (5) Columbia Capital Employee Investors III, L.L.C. (together with the entities listed in numbers (1) through (4), the "Columbia Members"); (6) M/C Venture Partners V, L.P.; (7) M/C Venture Investors, L.L.C.;
(8) Chestnut Venture Partners, L.P. (together with the entities listed in numbers (6) and (7), the "M/C Venture Members"); (9) Daniel P. Caruso; (10) Robert J. Schmiedeler; (11) John Scarano; and (12) Martin Snella (and together with the individuals listed in numbers (9) through (11), the "Individual Members").

         The Columbia Members consist of (1) Columbia Capital Equity Partners III (QP), L.P., a Delaware limited partnership ("CC III QP"), which is managed by its general partner, Columbia Capital Equity Partners III, L.P. ("CC III"), whose general partner is Columbia Capital III, L.L.C. ("Columbia"); (2) Columbia Capital Equity Partners III (Cayman), L.P., a Cayman Islands exempted limited partnership ("CC III Cayman"), which is managed by its general partner, Columbia Capital Equity Partners (Cayman) III, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, whose sole shareholder is CC III (together with CCIII and Columbia, the "Columbia Managing Entities"); (3) Columbia Capital Equity Partners III (AI), L.P., a Delaware limited partnership ("CC III AI"), which is managed by its general partner, CC III; (4) Columbia Capital Investors III, L.L.C., a Delaware limited liability company ("CC Investors"), which is managed by its managing member, CC III; and (5) Columbia Capital Employee Investors III, L.L.C., a Delaware limited liability company ("CC Employee Investors"), which is managed by its managing member, CC III. Each of the Columbia Members is controlled by CC III, which is managed by its general partner, Columbia.

         The M/C Venture Members consist of (1) Chestnut Venture Partners, L.P., a Delaware limited partnership ("Chestnut"), which is managed by its general partner, Chestnut Street Partners, Inc., a Delaware corporation ("Chestnut Street"); (2) M/C Venture Partners V, L.P. , a Delaware limited partnership ("M/C Venture Partners V"), which is managed by its general partner, M/C VP V L.L.C., a Delaware limited liability company ("M/C VP V") and together with Chestnut Street, the "M/C Venture Managing Entities"); and (3) M/C Venture Investors, L.L.C., a Delaware limited liability company.

         Columbia is the manager of CC III, and conducts such other activities as may be necessary or incidental thereto. Columbia is a venture capital firm that specializes in the communications and

Schedule 13D                                                         Page 5 of 9


information technology industries. CC III acts as the manager of CC Investors and CC Employee Investors and as the general partner of CC III QP, CC III Cayman and CC III AI, and conducts such other activities as may be necessary or incidental thereto. Each of the Columbia Members was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The principal business address of each of the Columbia Members and Columbia Managing Entities is 201 North Union Street, Suite 300, Alexandria, VA 22314.

         M/C VP V and Chestnut Street manage investment companies, such as the M/C Venture Purchasing Entities, which specialize in investing in early-state communications and related information technology companies. M/C VP V is the general partner and manager of M/C Venture Partners V and Chestnut Street is the general partner and manager of Chestnut and each conducts such other activities as may be necessary or incidental thereto. Each of the M/C Venture Members was formed (i) to seek income and capital appreciation through the acquisition, holding, management, supervision and sale, exchange, distribution or other disposition of investments and (ii) to conduct such other activities as may be necessary or incidental to the foregoing. The principal business address of each of the M/C Venture Members and M/C Venture Managing Entities is 75 State Street, Suite 2500, Boston, MA 02109.

         The principal occupation and business address of each of the Individual Members is set forth on Schedule I hereto, which is incorporated herein by reference.

         (d) - (e)

         During the last five years, none of the persons listed in Item 2(a)-(c) above (1) has been convicted in a criminal proceeding or (2) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of funds or Other Consideration

         See Item 4 below, which is incorporated herein by reference.

Item 4.  Purpose of Transaction

         On December 31, 2004 at 11:00 pm Mountain Standard Time, MCCC and ICG sold certain assets (the "Asset Sale") associated with ICG's California business (the "Acquired Business") to Communications as contemplated by the that certain Asset Purchase Agreement (the "Purchase Agreement") between MCCC, ICG, Issuer and Mpower Communications Corp., a Nevada corporation ("Communications"). In the Asset Sale, ICG received 10,740,030 shares of Issuer's Common Stock and a warrant to purchase 2,000,000 shares of Issuer's Common Stock (the "Warrant") and Communications assumed certain liabilities associated with the Acquired Business.

         The warrant is exercisable for five years following the closing of the Asset Sale at an exercise price of $1.383 per share of Common Stock. The number of shares subject to the Warrant and the exercise price of such shares are subject to certain adjustments in the event of stock splits, future dilutive issuances, reorganizations, reclassifications, mergers, consolidations and the like.

         As further contemplated by the Purchase Agreement, MCCC purchased an additional 1,988,894 shares of Issuer's Common Stock from Issuer (the "Stock Purchase") for an aggregate purchase price of $2,500,000 on January 5, 2005 pursuant to the terms of a Subscription Agreement (the "Subscription Agreement"). The funds used by MCCC to purchase such Common Stock were obtained from the repayment by ICG of approximately $2.46 million in principal and accrued interest under MCCC's

Schedule 13D                                                         Page 6 of 9


secured debt facility with ICG with the remainder coming from MCCC's available cash and an intercompany transfer from ICG.

         In connection with the consummation of the Asset Sale and the Stock Purchase, MCCC, ICG and Issuer entered into an Investor Rights Agreement (the "Investor Rights Agreement"). The Investor Rights Agreement provides that MCCC and ICG may not make or solicit any sale of the shares of Common Stock acquired pursuant to the Purchase Agreement or the Subscription Agreement (the "Issuer Stock") for a period of one year following the closing of the Asset Sale; provided however, that one-fourth of the Issuer Stock is free from such restriction six months after the closing of the Asset Sale and; provided, further, that MCCC and ICG may make or solicit a sale to parties that are not competitors of the Issuer during such one year period following the closing of the Asset Sale. Pursuant to the Investor Rights Agreement, the Issuer shall register for resale one-fourth of the Issuer Stock with the Commission within six months following the closing of the Asset Sale and the remaining three-fourths of the Issuer Stock with the Commission within one year following the closing of the Asset Sale.

         Pursuant to the Investor Rights Agreement, the Issuer has agreed to appoint one individual designated by MCCC to the Issuer's Board of Directors. Issuer has further agreed to recommend for election to its Board of Directors and use its reasonable efforts to solicit proxies for one nominee of MCCC until the first stockholder meeting of the Issuer after the date on which MCCC and its affiliates beneficially hold less than 5% of the Common Stock of the Issuer on a fully-diluted basis (as calculated pursuant to the Investor Rights Agreement). Pursuant to the Investor Rights Agreement, MCCC and ICG agrees that they and their affiliates will vote all of their shares of Issuer's Common Stock in favor of all directors nominated by Issuer's Board of Directors.

         All references to the Purchase Agreement are qualified in their entirety by reference to the copy of such agreement filed as Exhibit 10.1 to Issuer's 8-K/A filed with the Securities and Exchange Commission (the "Commission") on October 27, 2004, which is incorporated herein by reference. All references to the Warrant are qualified in their entirety by reference to the copy of such agreement filed as Exhibit 4 to this Schedule 13D, which is incorporated herein by reference. All references to the Subscription Agreement are qualified in their entirety by reference to the copy of such agreement filed as Exhibit 10.01 to Issuer's 8-K filed with the Commission on January 6, 2005, which is incorporated herein by reference. All references to the Investor Rights Agreement are qualified in their entirety by reference to the copy of such agreement filed as Exhibit 10.02 to Issuer's 8-K filed with the Commission on January 6, 2005, which is incorporated herein by reference.

         Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) and (b)

         ICG is deemed to beneficially own an aggregate of 12,740,030 shares of Issuer's Common Stock (consisting of the 10,740,030 shares of Common Stock acquired by ICG pursuant to the Asset Sale and the 2,000,000 shares of Common Stock that may be acquired by ICG pursuant to the exercise of the Warrant), representing approximately 13.66% of the Common Stock outstanding (based on 78,524,800 shares of Issuer's Common Stock outstanding on November 4, 2004, as provided in Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2004 plus the shares issued to MCCC and ICG, including the shares issuable upon exercise of the Warrant). ICG is the direct beneficial owner, and MCCC (as the parent of ICG) may be deemed to be the indirect beneficial owner, of the 12,740,030 shares of Issuer's Common Stock. MCCC disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by ICG (except for its indirect pecuniary interest arising therein). Based upon MCCC's ownership of ICG, MCCC and ICG may be deemed to have shared power to direct

Schedule 13D                                                         Page 7 of 9


the vote and shared power to direct the disposition of these shares of Common Stock, subject to the requirement that the holder of such shares vote such shares in favor of the directors nominated by the Issuer's Board of Directors pursuant to the Investor Rights Agreement.

         MCCC is deemed to beneficially own an aggregate of 14,728,924 shares of Issuer's Common Stock (consisting of the 1,988,894 shares of Common Stock acquired by MCCC pursuant to the Subscription Agreement, the 10,740,030 shares of Common Stock acquired by ICG pursuant to the Asset Sale and the 2,000,000 shares of Common Stock that may be acquired by ICG pursuant to the exercise of the Warrant), representing approximately 15.79% of the Common Stock outstanding (based on 78,524,800 shares of Issuer's Common Stock outstanding on November 4, 2004, as provided in Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2004 plus the shares issued to MCCC and ICG, including the shares issuable upon exercise of the Warrant). MCCC is deemed to be the direct beneficial owner of the 1,988,894 shares of Common Stock acquired pursuant to the Subscription Agreement. MCCC has sole power to direct the vote and sole power to direct the disposition of these shares of Common Stock, subject to the requirement that the holder of such shares vote such shares in favor of the directors nominated by the Issuer's Board of Directors pursuant to the Investor Rights Agreement.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except described above or in responses to Items 3 and 4 of this
Schedule 13D, which are hereby incorporated by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Schedule 13D                                                         Page 8 of 9


Item 7.  Material to Be Filed as Exhibits

EXHIBIT   DESCRIPTION

99.1.     Schedule I

99.2. Schedule 13D Joint Filing Agreement by and among MCCC ICG Holdings LLC and ICG Communications, Inc.

99.3. Asset Purchase Agreement by and among MCCC ICG Holdings LLC, ICG Communications, Inc., Mpower Holding Corporation and Mpower Communications Corp. (1)

99.4.     Common Stock Purchase Warrant.

99.5. Subscription Agreement between Mpower Holding Corporation and MCCC ICG Holdings LLC. (2)

99.6. Investor Rights Agreement between Mpower Holding Corporation and MCCC ICG Holdings LLC. (3)

----------

(1) Incorporated by reference from Exhibit 10.1 to Issuer's Current Report on Form 8-K/A dated October 27, 2004.

(2) Incorporated by reference from Exhibit 10.01 to Issuer's Current Report on Form 8-K dated January 6, 2005.

(3) Incorporated by reference from Exhibit 10.02 to Issuer's Current Report on Form 8-K dated January 6, 2005.

Schedule 13D                                                         Page 9 of 9


                                    Signature

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated this 7th day of January, 2005.

                                            ICG Communications, Inc.


                                            By: /s/ Daniel P. Caruso
                                            Name: Daniel P. Caruso
                                            Title: President & CEO


                                            MCCC ICG Holdings LLC


                                            By: /s/ Daniel P. Caruso
                                            Name: Daniel P. Caruso
                                            Title: President & CEO